DODGE & COX STOCK FUND

as of 3/31/08

Fund Performance*
Unannualized Total Returns - 3/31/08				Average Annual Total Returns - 3/31/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-3.19%	-11.93%	-16.15%	-11.93%	-13.31%	4.53%	13.74%	9.01%	13.18%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees Minimum initial investment	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years.

Asset Allocation	3/31/2008
Stocks	97.8%
Fixed-Income Securities	0.0%
Cash Equivalents	2.2%

General Statistics	3/31/2008
Total Net Assets	$54,623,253,638
2007 Expense Ratio	0.52%
2007 Portfolio Turnover Rate	27%
30-day SEC yield**	1.64%
Share Price	$117.10
Stocks	82
Fixed-Income Securities	0
Total Number of Securities	82
Number of Shareholder Accounts	222,441

Ten Largest Holdings (% of Fund) ***
Comcast Corp.	4.9%
Hewlett-Packard Co.	4.5%
Wachovia Corp.	3.4%
News Corp.	3.2%
Wal-Mart Stores, Inc.	3.0%
Novartis AG (Switzerland)	2.8%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.8%
Sanofi-Aventis (France)	2.7%
Time Warner, Inc.	2.6%
Sony Corp. (Japan)	2.5%

Total	32.4%

Equity Characteristics	3/31/2008
P/E Ratio (forward 12 month)	12.4x
P/E Ratio (trailing 12 month)	12.8x
Dividend Yield	2.2%
Price to Book Value (trailing 12 month)	1.6x
Market Cap (weighted average)	$68 billion
Market Cap (average)	$45 billion
Market Cap (median)	$21 billion
Market Cap. (>$10B)	90.2%
Market Cap. ($1-$10B)	9.8%
5 year EPS growth (historical)	19.1%
Beta (monthly returns, trailing 10 year)	0.77
U.S. $ denominated foreign stocks (% of Fund)	18.2%

Sector Diversification (% of Fund)
Consumer Discretionary	22.7%
Health Care	19.9%
Information Technology	16.5%
Financials	15.8%
Energy	8.3%
Industrials	6.0%
Materials	3.9%
Consumer Staples	3.5%
Telecommunication Services	1.2%

Latest Distribution

$0.550 Income Dividend, $0.049 ST Cap. Gain, $4.079 LT Cap. Gain

Record Date 3/26/08, Ex-Dividend Date 3/27/08,

Reinvestment Date 3/27/08, Payable Date 3/28/08

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 3/31/08

Fund Performance*
Unannualized Total Returns - 3/31/08				Average Annual Total Returns - 3/31/08
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
-1.63%	-10.78%	-11.36%	-10.78%	-5.09%	7.74%	13.53%	27.27%	13.36%

								^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years.

Asset Allocation	3/31/2008
Stocks	97.6%
Fixed-Income Securities	0.0%
Cash Equivalents	2.4%

General Statistics	3/31/2008
Total Net Assets	$49,099,223,232
2007 Expense Ratio	0.65%
2007 Portfolio Turnover Rate	16%
30-day SEC Yield**	1.79%
Share Price	$41.06
Stocks	101
Fixed-Income Securities	0
Total Number of Securities	101
Number of Shareholder Accounts	398,716

Ten Largest Holdings (% of Fund) ***
Novartis AG (Switzerland)	3.0%
Schneider Electric SA (France)	2.6%
HSBC Holdings PLC (United Kingdom)	2.5%
Sanofi-Aventis (France)	2.5%
Lafarge SA (France)	2.4%
Mitsubishi UFJ Financial Group (Japan)	2.3%
Bayer AG (Germany)	2.2%
GlaxoSmithKline PLC (United Kingdom)	2.2%
Matsushita Electric Industrial Co., Ltd. (Japan)	2.1%
Unicredit SPA (Italy)	2.1%

23.9%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	39.5%
Japan	21.8%
United Kingdom	12.5%
Latin America	7.1%
Pacific (excluding Japan)	6.6%
United States	6.5%
Africa	2.5%
Middle East	0.6%
Canada	0.5%

Emerging Markets (% of Fund)
Brazil, India, Indonesia, Israel, Mexico, South Africa, South Korea, Taiwan, Thailand, Turkey	16.0%

Number of Countries Represented in Fund	26

Characteristics	3/31/2008
P/E Ratio (forward 12 month)	10.9x
P/E Ratio (trailing 12 month)	11.2x
Price to Book Value (trailing 12 month)	1.5x
Market Cap. (weighted average)	$56 billion
Market Cap. (median)	$14 billion
Market Cap. (>$10B)	79.2%
Market Cap. ($1-$10B)	20.4%
Market Cap. ($0.25-$1B)	0.4%
Dividend Yield	2.7%
Beta (monthly returns, trailing 5 year)	1.03
U.S. $ denominated stocks (% of Fund)	29.5%

Sector Diversification (% of Fund)
Financials	26.1%
Consumer Discretionary	14.6%
Information Technology	11.9%
Materials	11.3%
Industrials	9.7%
Health Care	9.2%
Energy	8.1%
Consumer Staples	3.5%
Telecommunication Services	3.1%
Utilities	0.1%

Country Diversification (% of Fund)
Japan	21.8%
United Kingdom	12.5%
France	11.1%
Switzerland	7.4%
Germany	7.3%
United States	6.5%
Mexico	5.2%
Netherlands	3.9%
South Africa	2.5%
Norway	2.3%
South Korea	2.2%
Italy	2.1%
Brazil	1.9%
Thailand	1.7%
Finland	1.5%
Sweden	1.4%
Hong Kong	1.1%
Turkey	1.0%
Spain	0.8%
Singapore	0.7%
Austria	0.7%
Israel	0.6%
Indonesia	0.5%
Canada	0.5%
India	0.2%
Taiwan	0.2%

Latest Distribution

$1.260 Income Dividend, $0.343 ST Cap. Gain, $1.158 LT Cap. Gain

Record Date 12/27/07, Ex-Dividend Date 12/28/07,

Reinvestment Date 12/28/07, Payable Date 12/31/07

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures. From inception through June 30, 2003, Dodge & Cox reimbursed the Fund for all ordinary expenses to the extent necessary to maintain total Fund operating expenses at 0.90%. Without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 3/31/08

Fund Performance*
Unannualized Total Returns - 3/31/08				Average Annual Total Returns - 3/31/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-2.35%	-8.03%	-10.62%	-8.03%	-7.92%	4.36%	10.51%	8.25%	11.44%

Objective

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710
No Sales Charges or Distribution Fees Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 22 years, and by the Fixed-Income Investment Policy Committee, whose nine members’ average tenure is 18 years.

Asset Allocation	3/31/2008
Stocks	69.2%
Fixed-Income Securities	28.1%
Cash Equivalents	2.7%

General Statistics	3/31/2008
Total Net Assets	$23,936,849,328
2007 Expense Ratio	0.53%
2007 Portfolio Turnover Rate	27%
30-day SEC yield**	3.01%
Share Price	$72.61
Stocks	82
Fixed-Income Securities	301
Total Number of Securities	383
Number of Shareholder Accounts	152,594

Ten Largest Equity Holdings (% of Fund) ***
Comcast Corp.	3.3%
Hewlett-Packard Co.	3.1%
Wachovia Corp.	2.5%
News Corp.	2.2%
Wal-Mart Stores, Inc.	2.0%
Matsushita Electric Industrial Co., Ltd. (Japan)	1.9%
Sanofi-Aventis (France)	1.9%
Novartis AG (Switzerland)	1.8%
Time Warner, Inc.	1.8%
GlaxoSmithKline PLC (United Kingdom)	1.8%

Total	22.3%

Equity Portfolio Characteristics	3/31/2008
P/E Ratio (forward 12 month)	12.3x
P/E Ratio (trailing 12 month)	12.6x
Dividend Yield	2.2%
Price to Book Value (trailing 12 month)	1.6x
Market Cap. (weighted average)	$68 billion
Market Cap. (average)	$45 billion
Market Cap. (median)	$21 billion
Market Cap. (>$10B)	90.0%
Market Cap. ($1-$10B)	10.0%
5 year EPS growth (historical)	18.7%
Beta (quarterly returns, trailing 10 year)	0.83
U.S. $ denominated foreign stocks (% of Fund)	12.9%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Consumer Discretionary	15.8%	22.8%
Health Care	13.9%	20.0%
Financials	11.5%	16.7%
Information Technology	11.5%	16.6%
Energy	5.7%	8.3%
Industrials	4.5%	6.5%
Materials	2.9%	4.2%
Consumer Staples	2.5%	3.6%
Telecommunication Services	0.9%	1.3%

Latest Distribution

$0.550 Income Dividend, $0.015 ST Cap. Gain, $1.328 LT Cap. Gain

Record Date 3/26/08, Ex-Dividend Date 3/27/08,

Reinvestment Date 3/27/08, Payable Date 3/28/08

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 3/31/08

Ten Largest Fixed-Income Holdings (% of Fund) ***
Fannie Mae 30 Year, 6.00%, 4/1/35	0.9%
General Electric Co., 5.041%, 11/1/12	0.8%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.8%
Wachovia Corp., 5.281%, 4/23/12	0.7%
GMAC, LLC, 6.875%, 9/15/11	0.6%
GMAC, LLC, 8.00%, 11/1/31	0.6%
Xerox Corp., 6.875%, 8/15/11	0.6%
Ford Motor Credit Co., 7.375%, 2/1/11	0.6%
Fannie Mae Hybrid ARM, 5.03%, 7/1/35	0.5%
SLM Student Loan Trust, 3.331%, 7/25/17	0.5%

Total	6.6%

Five Largest Corporate Fixed-Income Issuers (% of Fund) ***
GMAC, LLC	1.3%
Ford Motor Credit Co.	1.0%
Wachovia Corp.	0.9%
HCA, Inc.	0.9%
Time Warner, Inc.	0.8%

Total	4.9%

Duration Diversification (% of fixed-income portfolio)	3/31/2008
Years
0-1	11.4%
1-2	16.8%
2-3	23.4%
3-4	11.9%
4-5	5.0%
5-6	7.4%
6-7	6.6%
7-8	5.0%
8-9	3.5%
9-10	0.4%
10 and over	8.6%

Maturity Diversification (% of fixed-income portfolio)	3/31/2008
Years
0-1	2.1%
1-2	2.2%
2-3	14.4%
3-4	20.2%
4-5	20.3%
5-6	7.8%
6-7	3.9%
7-8	6.5%
8-9	5.2%
9-10	3.7%
10-15	1.5%
15-20	0.8%
20-25	9.3%
25 and over	2.1%

Fixed-Income Portfolio Characteristics	3/31/2008
Yield to Maturity (weighted average)	6.14%
Coupon (weighted average)	6.08%
Effective Maturity (weighted average)	7.0 years
Effective Duration	4.0 years
Average Quality (weighted average)	Aa3
U.S. $ denominated foreign bonds (% of Fund)	0.7%

Quality Diversification (% of fixed-income portfolio)	3/31/2008
U.S. Treasury	1.6%
Government Agency	46.5%
Aaa	5.3%
Aa	10.4%
A	5.9%
Baa	16.0%
Ba	2.3%
B	8.9%
Caa	3.1%

Sector Diversification (% of fixed-income portfolio)	3/31/2008
U.S. Treasuries and Government Related	5.7%
Mortgage Backed Pass-Through Securities	38.6%
Collateralized Mortgage Obligations	3.8%
Asset-Backed	2.5%
Industrials	27.4%
Financials	17.5%
Transportation	4.5%

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 3/31/08

Fund Performance*
Unannualized Total Returns - 3/31/08				Average Annual Total Returns - 3/31/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-0.47%	0.56%	1.89%	0.56%	3.78%	4.34%	4.13%	5.91%	N/A

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 18 years, and by the Investment Policy Committee, whose 12 members’ (for fixed-income decisions) average tenure is 21 years.

Asset Allocation	3/31/2008
Preferred Stocks	0.0%
Fixed-Income Securities	95.6%
Cash Equivalents	4.4%

General Statistics	3/31/2008
Total Net Assets	$16,146,287,565
2007 Expense Ratio	0.44%
2007 Portfolio Turnover Rate	27%
30-day SEC yield**	5.46%
Share Price	$12.42
Stocks	0
Fixed-Income Securities	476
Total Number of Securities	476
Number of Shareholder Accounts	144,954

Ten Largest Holdings (% of Fund) ***
U.S. Treasury Notes, 3.125%, 10/15/08	2.0%
U.S. Treasury Notes, 3.25%, 1/15/09	1.9%
GMAC, LLC, 6.875%, 9/15/11	1.8%
U.S. Treasury Notes, 4.75%, 2/28/09	1.6%
Ford Motor Credit Co., 7.375%, 2/1/11	1.5%
U.S. Treasury Notes, 3.25%, 8/15/08	1.3%
Fannie Mae 30 Year, 5.50%, 8/1/35	1.2%
Ford Motor Credit Co., 7.25%, 10/25/11	1.2%
AT&T Inc., 8.00%, 11/15/31	1.2%
Time Warner, Inc., 7.625%, 4/15/31	1.1%

Total	14.8%

Five Largest Corporate Issuers (% of Fund) ***
Ford Motor Credit Co.	2.8%
GMAC, LLC	2.7%
Time Warner, Inc.	2.2%
HCA, Inc.	2.1%
Wachovia Corp.	1.9%

Total	11.7%

Duration Diversification	3/31/2008
Years
0-1	17.8%
1-2	13.1%
2-3	21.2%
3-4	13.2%
4-5	7.6%
5-6	6.1%
6-7	6.9%
7-8	5.3%
8-9	1.7%
9-10	0.3%
10 and over	6.8%

Characteristics (cash included)	3/31/2008
Yield to Maturity (weighted average)	5.47%
Coupon (weighted average)	5.70%
Current Yield	5.76%
Effective Maturity (weighted average)	5.9 years
Effective Duration	3.7 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	1.7%

Sector Diversification	3/31/2008
Cash Equivalents	4.4%
U.S. Treasuries and Government Related	11.6%
Mortgage Backed Pass-Through Securities	43.6%
Collateralized Mortgage Obligations	3.6%
Asset-Backed	2.1%
Industrials	21.1%
Financials	10.4%
Transportation	3.2%

Quality Diversification	3/31/2008
U.S. Treasury	8.8%
Government Agency	49.9%
Aaa	2.5%
Aa	7.2%
A	5.4%
Baa	12.0%
Ba	1.7%
B	6.0%
Caa	2.1%
Cash Equivalents	4.4%

Maturity Diversification	3/31/2008
Years
0-1	13.6%
1-2	0.8%
2-3	11.9%
3-4	19.0%
4-5	19.3%
5-6	8.4%
6-7	2.9%
7-8	3.9%
8-9	6.0%
9-10	4.5%
10-15	1.1%
15-20	0.9%
20-25	5.7%
25 and over	2.0%

Latest Distribution

$0.16 Income Dividend

Record Date 3/26/08, Ex-Dividend Date 3/27/08,

Reinvestment Date 3/27/08, Payable Date 3/28/08

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.